FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 16, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Directorate Change dated 16 June 2003


British Energy Plc ("British Energy") - Board Update

Monday 16 June 2003

BRITISH ENERGY NON-EXECUTIVE DIRECTOR RETIRES

British Energy today (Monday) announced that Sir Robert Hill will retire as planned from its Board of Directors at the company's Annual General Meeting in July 2003.

Sir Robert has been an Independent Director of British Energy since 1999 and previously held senior posts with Nuclear Safety responsibilities within the Royal Navy.

He will also retire from his position as Chairman of BE's Safety, Health and Environment Committee.

BE Chairman Adrian Montague CBE said, "Sir Robert has made an outstanding contribution to the BE Board. His considerable influence over the company's commitment to rigorous health and safety standards over the past few years is well recognised.

"Since his appointment he has earned great respect from both fellow board members and staff alike, and I offer my sincere gratitude to him for his hard work and dedication over the last 4 years".

BE recently announced the appointment of two new Independent Directors. William
A. Coley and Pascal Colombani joined the BE Board on 1st June 2003.

Further information from David J. Wallace or John McNamara on 01355 262574


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 16, 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations